Contact

www.linkedin.com/in/ezra-berman
(LinkedIn)

Top Skills

Business Development
Strategic Planning
Strategy

Ezra Berman

Entrepreneur & Small Business Owner
San Francisco, California, United States

Experience

Blue & Yellow Project
Founding Partner
October 2021 - Present (4 years 1 month)
San Francisco Bay Area

The Athletic Club Oakland
Managing Member
January 2018 - Present (7 years 10 months)
Oakland

Mama's Boy Pizza
Managing Member
March 2023 - Present (2 years 8 months)

San Francisco Athletic Club
Managing Member
May 2014 - Present (11 years 6 months)

Camp Tawonga
Member of the Board
December 2015 - December 2022 (7 years 1 month)
Yosemite

The Corner Store
Managing Member
February 2012 - March 2017 (5 years 2 months)
San Francisco Bay Area

Strategic Development Solutions
Economic Development Intern
June 2010 - September 2010 (4 months)

Callan Associates
Assistant Vice President
October 2003 - August 2009 (5 years 11 months)

Education

University of California, Los Angeles - The Anderson School of Management
MBA, Business · (2009 - 2011)

University of California, Santa Cruz
BA, Business Management Economics · (1998 - 2002)

Urban High School
· (1994 - 1998)